Leonard J. Brandt

August 5, 2009

VIA EDGAR AND VIA FACSIMILE [(202) 772-9203]
Mellissa Campbell Duru
Special Counsel
Daniel Duchovny
Special Counsel
Officer of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-3628

Re: CNS Response, Inc.

Revised Preliminary Proxy Statement on Schedule 14A filed July 29, 2009 by Leonard J. Brandt
Preliminary Consent Solicitation Statement on Schedule 14A filed July 29, 2009 by Leonard J. Brandt
File No. 000-26285

Dear Ms. Duru:

This letter, in addition to a Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and a Revised Preliminary Consent Solicitation Statement on Schedule 14A (the “Revised Consent Solicitation Statement”), are being concurrently filed in order to address your comments dated August 3, 2009. The following are my responses to your comments:

Revised Preliminary Proxy Statement on Schedule 14A

1. We remind you for purposes of this letter of our prior comment 1, in which we asked that comments that apply to disclosure in both the proxy statement and the consent statement be applied to both documents.

Thank you.

Quorum, Vote Required for Approval..., page 2

2. We refer you to prior comment 7 relating to the availability of cumulative voting under California law. We note that your proxy card does not address this and that your disclosure on page 2 refers to the ability to conduct “provisional voting.” Revise your disclosure to explain how a security holder could effect a “provisional” vote in general and through your proxy card. Second, given that the company is incorporated in Delaware, please tell us, with a view toward revised disclosure, whether Delaware courts have generally allowed the application of the specific California law to Delaware companies. Third, please provide us with your detailed legal analysis of whether you will be able to cumulate votes for which you received proxy cards in your discretion or whether you only have the authority to vote the proxies received at the direction of each security holder. Finally, revise your proxy card to note that the availability of cumulative voting is currently undetermined and explain how, if at all, a security holder could cumulate votes on your proxy card. You may refer to Item 6 of Schedule 14A for additional guidance.

The proxy card in the Revised Proxy Statement now omits the prior statement concerning discretionary authority to cumulate votes and includes the following disclosure:

Votes cannot be cumulated on this proxy card. The availability of cumulative voting is currently undetermined.

The Revised Proxy Statement on page 3 provides this additional disclosure:

The Delaware courts would be expected to rule that cumulative voting is unavailable based upon a controlling Delaware Supreme Court case that treats California Corporations Code Section 2115 as invalid because it would usurp Delaware’s exclusive authority to regulate the internal affairs of Delaware corporations, ie., matters that pertain to the relationships among or between the corporation and its officers, directors, and stockholders. On the other hand, in 1982, a California Court of Appeals upheld Section 2115 in requiring a Utah corporation to permit cumulative voting. Although Section 2115 has not been found invalid by any court in California, another California Court of Appeals questioned whether the 1982 decision was still viable in 2003.

Supplementally, the Supreme Court of Delaware in VANTAGEPOINT VENTURE PARTNERS 1996 v. EXAMEN, INC., 871 A.2d 1108 (2005) held that Section 2115 conflicts with Delaware law, the Delaware Corporations Code applies to the internal affairs of Delaware corporations to the exclusion of Section 2115. The court stated, “The internal affairs doctrine is a long-standing choice of law principle which recognizes that only one state should have the authority to regulate a corporation’s internal affairs-the state of incorporation.” The court based its conclusions upon, among other things, the U.S. Supreme Court’s decision in CTS Corp. v. Dynamics Corp. of Am., 481 U.S. 69, 89-93, 107 S.Ct. 1637, 95 L.Ed.2d 67 (1987). No California courts, however, have invalidated Section 2115. Wilson v. Louisiana-Pacific Resources, Inc., 138 Cal.App.3d 216, 187 Cal.Rptr. 852 Cal.App.,1982, upheld imposing cumulative voting on a Utah corporation as being within the constitutional authority of California. However, in the 2003 case, State Farm v. Superior Court, a different panel of the California Court of Appeals applied the internal affairs doctrine, and pointed out that the Wilson decision preceded the U.S. Supreme Court decision in CTS Corp. and a number of Delaware cases that have accepted the internal affairs doctrine over the two decades after Wilson was decided.

The Revised Proxy Statement on page 3 provides this additional disclosure:

Mr. Brandt does not seek or have discretionary authority to cumulate votes represented by the proxies solicited hereby. All of the proxies solicited hereby (except to the extent authority is withheld to vote for Nominees) will be voted in favor of all of the Nominees, with each Nominee (except to the extent authority is withheld to vote for Nominee) receiving exactly one vote per share of Common Stock represented by the proxy, even in the event that voting is or may be cumulative. The proxies solicited hereby cannot be voted cumulatively by you.

Mr. Brandt and substitute holders of the proxies solicited hereby will not request at the special meeting that voting be cumulative. You or any other stockholder might request cumulative voting, in person or by proxy, and may urge that a vote should be taken on a cumulative basis, although the availability of cumulative voting is currently undetermined.

In the event cumulative voting were available, other proxy holders and stockholders voting in person would have the choice of casting votes for one or a few nominees and allocate to or among the nominee or nominees, however they may see fit, the cumulative number of votes equal to the product of the number of Board seats times the number of shares held or represented by proxy. Persons submitting the proxies solicited hereby, although in any event their votes would be cast in accordance with their instructions, would not have the ability to vote such proxies cumulatively.

Record Date; Outstanding Common Stock, page 3

3. It has come to our attention that the record date established by the Board of Directors of the company is August 27, 2009. Please update your disclosure accordingly. Additionally, with a view towards revised disclosure, supplementally advise us of potential legal challenges, if any, that you will face regarding the validity of votes or consents provided to you in advance of the official record date.

The Revised Proxy Statement on page 3 and the Revised Consent Solicitation Statement on page 3 provides this additional disclosure:

The Company’s Board on July 20, 2009 adopted a resolution declaring a record date of August 27, 2009 for all stockholder meetings and all stockholder written consents.

The Revised Proxy Statement on page 3 provides this additional disclosure:

The Company has further stated its intention to challenge the validity of a special meeting called by stockholders. Until a record of stockholders is taken on August 27, the Company could claim that (i) whether the persons giving proxies own stock at the record date cannot be determined, and (ii) the persons owning stock at the record date and entitled to notice of a meeting cannot be determined.

The Revised Consent Solicitation Statement on page 3 provides this additional disclosure:

The Company has further stated its intention to challenge the validity of written consents of stockholders. Until a record of stockholders is taken on August 27, the Company could claim that whether the persons giving consents own stock at the record date cannot be determined.

Supplementally, the Company can challenge whether a proxy or consent was given by a holder as of the record date.

Procedure to Vote, page 3

4. Clarify that shareholders may also vote in person through attendance at the meeting. Similarly, in the disclosure regarding the means of revocation, revise to clarify that revocations may occur through attendance at the meeting and voting in person or through delivery of a notice of revocation or later dated proxy or consent.

The Revised Proxy Statement on Page 3 provides this additional disclosure:

Holders of shares of Common Stock may otherwise elect to vote in person through attendance at the meeting.

The Revised Proxy Statement on page 4 provides this additional disclosure:

Revocation may also occur by attendance at the meeting and voting in person.

Background of call for Special Meeting, page 5

5. Please revise to address whether there are any limitations on your ability to include in your calculation of the 25% of shares outstanding owned by Mr. Brandt and EAC, the shares underlying the stock options exercised on June 19, 2009. In this regard, the company has indicated it does not believe such shares should be included in the overall number of shares outstanding because the company has not yet issued such shares and will not do so until certain withholding taxes have been paid by Mr. Brandt. In light of this information, please supplementally advise us of the basis for your belief that such shares are in fact outstanding and the basis for your belief that 25% of outstanding shares properly called a special meeting. Further, disclose the effect on your calculations if such shares are not outstanding.

The Revised Proxy Statement on page 6 provides this revised disclosure:

BACKGROUND OF CALL FOR SPECIAL MEETING

Section 210(d) of the Delaware General Corporation Law provides, “Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.” Article 1, Section 1.3 of the Company’s Bylaws as in effect at the time that the meetings were called provided that “special meetings of stockholders may be called at any time by ... the holders of not less than one-fourth (1/4) of all the shares entitled to vote at the meeting.”

Accordingly, on June 19, 2009 Leonard J. Brandt delivered to the Company a notice signed by himself as well as EAC Investment Limited Partnership, Carolina Brandt, Rayanne Brandt and Eleanor Brandt, stockholders of record of at least 6,388,837 shares in total (25.3% of the outstanding stock) on June 19, 2009, that they had called a special meeting of the Company’s stockholders. The number of  shares and percentage of outstanding stock is determined according to the Company’s stockholder list dated June 19, 2009 showing that there were 25,299,547 shares of Common Stock outstanding.

Mr. Brandt also caused notice of the meeting to be mailed to all stockholders of record at their addresses listed on the stockholder list of the Company. On June 26, 2009, Mr. Brandt delivered to the Company a notice that modified the place for holding the special meeting that was previously called. The reason for changing the meeting place was that the Company’s registered office is designated by the Bylaws of the Company as the appropriate meeting place, and in June 2009, the Company had changed the registered office it had used since inception. Mr. Brandt became aware of this change just after the meeting notices were first sent. Therefore he delivered another notice to the Company indicating the address of the new registered office as the new meeting place, and the notice also deferred the meeting date to accommodate meeting at least ten days after Mr. Brandt caused this revised notice to be mailed to stockholders.

Also of June 26, 2009, Mr. Brandt delivered to the Company a notice signed by the same stockholders of record that they had called an additional special meeting. Also as of June 26, 2009, the persons who called the meeting held more than 25% of the outstanding stock.

Both calls for a special meeting were the same other than the earlier one set a date and time and the second stated that the date of the meeting would be the tenth calendar day after Mr. Brandt files a definitive proxy statement with the Securities and Exchange Commission in connection with a special meeting of stockholders.

The disclosure regarding the additional shares issued upon exercise of my warrants and my options is now omitted from page 5 of the revised Proxy Statement because it is superfluous.

Supplementally, the calculation that the record holders who called special meetings owned 25.3% of the outstanding Common Stock does not include any shares I own as a result of either of these exercises—

1. I exercised the stock purchase warrants on June 9, 2009. The Company apparently did not inform you that the Company eventually issued me a stock certificate on or about June 23, but was dated June 10, 2009 oddly enough, although the shares had not been included in the June 19, 2009 stockholder list. The Company delayed the issuance without any excuse or reason claimed. The Company delayed despite its obligations under the warrant, which provide that the holder will be deemed to own the Common Stock at the close of business on the day that the warrant is exercised. These warrant shares actually should have been on the Company’s stockholder list by no later than June 19 and would have increased the percentage ownership above 25.3% if I were to include them in my calculation.

2. As you seem to have been informed, I exercised stock purchase options on June 19, 2009. Initially, the Company delayed without stating any excuse or reason. After about ten days, the Company did contact me about a supposed withholding requirement. At that time, it said it would not issue the shares until they received the requested additional funds. I delivered those funds on July 30, and they immediately cashed the check, yet I still await my stock certificate.

As I said, I calculated 25.3% based on the Company’s own stockholder list. The Company’s stockholder list dated June 19, 2009 indicates that there were outstanding 25,299,547 shares of Common Stock, and a total of 6,388,837 (25.3%) were owned of record by the relevant stockholders.

As further supplemental information concerning the exercise of stock options, until ten days after the exercise of the option, I was unaware that the Company supposedly thought that any withholding obligation existed. Moreover, the Company has resisted providing me any stockholder lists so I was unaware for a while that there was any question about the exercise taking effect, and the documents governing the options provide for the exercise to take effect immediately.

In the “Stock Option Agreement,” under the heading “Notice of Exercise,” it clearly states, “The notice will be effective when it is received by the Company.” I therefore believe that my notice of exercise was effective on June 19, 2009. Moreover, the Company immediately cashed my check in payment of the option exercise price. I am not sure how the Company can justify its position.

I think it is questionable whether any withholding obligation actually exists anyway because I am not an employee of the Company. Apparently, the Company must believe a withholding obligation actually exists. The 2006 Stock Incentive Plan states, in Section 16(a), “To the extent required by federal, state, local, or foreign law, a Participant or his or her successor shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise in connection with the Plan.” Even if there were a withholding obligation, this says “make arrangements satisfactory to the Company,” and clearly does not say to make payment of tax withholdings at the time of exercise.

In any case, the timing of the issuance of those shares is not especially relevant. Although I continue to believe that my option shares were outstanding at June 19, 2009 for several reasons, including my trust in the Company’s good faith performance in accordance with the terms of the option, it was and is unnecessary to count those shares in order to reach 25% of the outstanding stock.

6. You disclose that the Delaware Court of the Chancery “explicitly declined” to prohibit the meeting from going forward. Please provide more balanced disclosure regarding the reasons for denial of the company’s motion to enjoin the special meeting. For example, if the court’s decision was based on procedural mechanisms in place under Delaware law that would permit the special meeting to be called and post-meeting challenges to be raised, then revise to clarify this fact.

The Revised Proxy Statement on page 15 and the Revised Consent Solicitation Statement on page 9 provides this additional disclosure:

The decision to deny the motion and to permit the special meeting to proceed was based on the availability of an expedited proceeding in the Delaware Court of Chancery for the Company to raise post-meeting challenges or for Mr. Brandt to seek confirmation of the validity of the results of the special meeting.

Proposal 1, page 9

7. Referencing the bylaws and applicable state law provisions, supplementally provide us with the legal basis for your statement that “the seats on the Board that are in excess of the number of Nominees will continue to be filled by an incumbent director...”

The Revised Proxy Statement on page 9 and the Revised Consent Solicitation Statement on page 5 provides this revised statement, replacing the language quoted in your comment:

“to the extent that the number of incumbent directors at the time of the election exceeds the number of Nominees or any other persons elected at the meeting, any incumbent directors filling such excess number of seats would continue as directors after the meeting because Article 2 Section 2.4 of the Company’s Bylaws and Section 141 of the Delaware General Corporation Law provide that a director will continue in office until such director’s successor is duly elected and qualified... To the extent that there are more incumbent directors than Nominees, there would be incumbent directors without successors elected.”

Potential Positive Effects of Approving the Proposal, page 10

8. Further supplement your disclosure to clarify the risks attendant with each of the proposed plans you outline in the proxy. Address for example, the effect on shareholders and to Mr. Brandt (in his capacity as a co-first-lien holder of the company’s assets), should CNS cease to continue as a going concern.

The Revised Proxy Statement on page 10 and the Revised Consent Solicitation Statement on page 6 provides this additional disclosure:

In the course of planning, Mr. Brandt has estimated the Company’s needs for capital based on the amount of this debt, the Company’s revenues, amounts of capital received from option and warrant exercises, and cost reductions. Mr. Brandt may not be aware of all obligations or commitments made by the Company, the amount of loan proceeds remaining on hand and other items, and therefore the actual amount of capital needed may exceed these estimates for a variety of possible reasons.

If repayment were demanded of all of the secured indebtedness of the Company that is currently due (other than due to Mr. Brandt), Mr. Brandt estimates that the Company would need about $1.0 million, up to $0.5 million for all the debt repayments (to creditors other than Mr. Brandt, who has no present intention of demanding repayment).

If repayment of all of the Company’s secured indebtedness (other than Mr. Brandt’s), whether due or to become due, is demanded or otherwise becomes due and payable at one time, Mr. Brandt estimates that the Company would need about $2.1 million, up to $1.6 million for all the debt repayments (to creditors other than Mr. Brandt, who has no present intention of demanding repayment).

In any case, Mr. Brandt estimates that the Company would need in addition up to $0.5 million, less the amount of any available cash on hand, to help fund operations, on a reduced budget, until the end of calendar year 2009.

If the need exists or arises, Mr. Brandt believes that the Company should immediately seek and obtain interim financing. Mr. Brandt also plans, in any event, to propose that, by the end of calendar year 2009, the Company seek to complete a more significant financing of from 5 to 10 million dollars in order to fund the Company’s commercialization of its technology.. The actual amount and terms of any such offering would depend upon various factors, including prevailing market conditions, investor interest, the Company’s commercialization budget and other capital requirements and any alternative sources of financing.

The secured creditors rank as follows in terms of seniority—first, about $0.25 million owed to Leonard J. Brandt and $0.25 owed to Sail Venture Partners, LP; and second, about $0.2 million owed to Sail Venture Partners, LP and about $1.1 million owed to John Pappajohn.  Regardless of seniority, any of the secured creditors may take action to collect upon their debt and foreclose upon the Company’s assets.  The debt ranking senior has a prior and preferential right to payment as compared with the debt ranking second.  Sail Venture Partners, LP and John Pappajohn also have entered into an intercreditor agreement between themselves under which they each agree to share the seniority and any payments by the Company on the debts owed them.

All of the Company’s secured debt also provides that, if the Company voluntarily or involuntarily liquidates, dissolves or winds up its business, then to the extent that its secured debt is not previously repaid, the Company shall be obligated to pay the product of 250% multiplied by the principal and all accrued but unpaid interest outstanding on the debt.  Accordingly, a liquidation, dissolution or winding up of the Company could result in up to $4,170,000, plus 250% of the accrued and unpaid interest and costs of collection, becoming payable under the debt instead of the original principal amount and interest stated in the debt.  In such event, the Common Stock would likely not receive any liquidating distribution and stockholders would likely experience a complete loss of their investment in the Common Stock.

To the extent the Company raises additional capital, the stockholders may experience dilution of their percentage interests and the debt or securities issued could be senior to the Common Stock and be on terms that diminish the value of an investment in the Common Stock.

To the extent additional securities are sold by the Company and acquired by management or controlling stockholders of the Company, it may become increasingly difficult for other holders of Common Stock to remove the management.

All of Mr. Brandt’s plans are based on his present knowledge and intentions.  The future condition of the Company’s business and finances cannot be presently known, and the Company’s future condition may be materially different from Mr. Brandt’s current expectations.

Concerns about the Current Board, page 18

9. You assert the belief that the terms of the transactions should be renegotiated or challenged. Provide a brief discussion of the basis, if any, for any such legal challenge and clarify that the parties to the agreements are under no obligation to renegotiate the terms of the transactions.

The Revised Proxy Statement on page 21 and the Revised Consent Solicitation Statement on page 13 provides this additional disclosure:

Sail Venture Partners and John Pappajohn are under no obligation to renegotiate the terms of the transactions. However, a possible legal basis to challenge the transactions may be, for instance, that a majority of the disinterested directors did not approve the transactions.

Concerns about the Company’s Financings, page 20

10. Supplement your disclosure to clarify that there are no legal requirements mandating the receipt of a fairness opinion in connection with financing transactions of the kind described in the proxy. Also, please revise to address whether such fairness opinions are customarily requested and received in similar types of financings.

The Revised Proxy Statement on page 21 and the Revised Consent Solicitation Statement on page 13 provides this additional disclosure:

A “fairness opinion” is a professional evaluation by an investment bank or other third party as to whether the terms of a major transaction that affects corporate value are fair from a financial point of view. There is no legal requirement mandating that a “fairness opinion” be obtained by directors prior to entering into any transaction. The fee that might be charged for a fairness opinion might seem on first blush prohibitive in the Sail Venture Partners transaction of only $200,000 or the John Pappajohn transaction of only $1 million, but these agreements seem more worthy of a professional evaluation in light of promising each investor a right to invest an additional $10,000,000 in any future Company financings and promising each investor that the Company will not engage in any merger or acquisition plans without the investor’s consent. Because Mr. Brandt believes both transactions are material to the Company apart from the amount of financing received by the Company and involve Sail Venture Partners (an affiliate of director David Jones and a 14% stockholder) and John Pappajohn (an investor with other business dealings with director George Carpenter), he believes this advice found in Corporate Governance Best Practices, written by Frederick D. Lipman (John Wiley & Sons, Inc., 2006) would be appropriate: “Before approving a material transaction involving a potential conflict of interest, the board should obtain a fairness opinion from a qualified third party, such as an investment banker.”

11. In your discussion of the company’s failure to call an annual meeting, please revise to also clarify that during the past three years (through April 2009), Mr. Brandt served as Chairman of the Board and in such capacity, sat on a Board that did not call or hold an annual meeting.

The Revised Proxy Statement on page 19 and the Revised Consent Solicitation Statement on page 12 provides this additional disclosure:

It is also true that from March 2007 through April 10, 2009, while Mr. Brandt was Chairman of the Board, the Board which he chaired did not call or hold any annual stockholder meetings.

Consent Solicitation

Revocability of Consents, page 3

12. You disclose that consents may be revoked only prior to the date Mr. Brandt receives consents from the majority of outstanding shares. Please clarify whether state law provides for revocation of consents up through the date consents are delivered to the corporation. If yes, please make appropriate revisions to your disclosure.

The Revised Consent Solicitation Statement on page 3 provides this revised disclosure:

... until the requisite number of consents have been obtained and delivered to the Company or its registered office.

Thank you once again for all of your comments, which are appreciated.

Sincerely,

/s/ LEONARD J. BRANDT

Leonard J. Brandt